Interim Consolidated Financial Statements
Consolidated Statements of Operations

		For the three months ended		For the nine months ended
		September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars, except for per share amounts)		2006	2005	2006	2005

Revenue
Premium income:
Annuities		$1,812	$1,198	$4,284	$3,767
Life insurance		1,563	1,354	4,509	4,143
Health insurance		787	739	2,293	1,994

		4,162	3,291	11,086	9,904
Net investment income		1,718	1,483	4,828	4,506
Fee income		724	730	2,236	2,170

		6,604	5,504	18,150	16,580

Policy Benefits and Expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders		1,350	1,611	4,250	4,538
Annuity payments		341	362	1,037	1,118
Death and disability benefits		610	617	1,822	1,840
Health benefits		547	476	1,681	1,380
Policyholder dividends and interest on claims and deposits		283	282	785	819

		3,131	3,348	9,575	9,695
Net transfers to segregated funds		147	176	626	454
Increase in actuarial liabilities (Note 5)		1,277	151	2,033	864
Commissions		479	427	1,402	1,281
Operating expenses		712	664	2,222	2,099
Premium taxes		56	50	155	139
Interest expense		84	65	237	200

		5,886	4,881	16,250	14,732

Income before Income Taxes and Non-controlling Interests		718	623	1,900	1,848
Income taxes expense (Note 10)		157	179	299	444
Non-controlling interests in net income of subsidiaries		7	5	19	18

Total Net Income		554	439	1,582	1,386
Less: Participating policyholders’ net income		1	1	4	6

Shareholders’ Net Income		553	438	1,578	1,380
Less: Preferred shareholder dividends		12	8	34	15

Common Shareholders’ Net Income		$541	$430	$1,544	$1,365

Average exchange rates:
	U.S. Dollars	1.12	1.21	1.13	1.23
	U.K. Pounds	2.10	2.16	2.06	2.26

Earnings per share (Note 3)
Basic		$0.94	$0.74	$2.67	$2.32
Diluted		$0.93	$0.73	$2.65	$2.30

Weighted average shares outstanding in millions (Note 3)
Basic		574	584	578	588
Diluted		577	588	581	591
The attached notes form part of these interim consolidated financial statements.
10     Sun Life Financial Inc. ▪ Third Quarter 2006

Interim Consolidated Financial Statements
Consolidated Balance Sheets

		As at
		September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)		2006	2005	2005

Assets
Bonds		$67,062	$66,154	$63,633
Mortgages		15,419	14,561	14,035
Stocks		4,603	3,856	3,376
Real estate		3,533	3,241	3,216
Cash, cash equivalents and short-term securities		4,797	5,091	6,271
Policy loans and other invested assets		5,801	5,689	5,643

Invested assets		101,215	98,592	96,174
Goodwill		5,874	5,963	5,459
Intangible assets		775	801	758
Other assets		5,552	5,510	5,426

Total general fund assets		$113,416	$110,866	$107,817

Segregated funds net assets		$64,204	$60,984	$59,257

Liabilities and Equity
Actuarial liabilities and other policy liabilities (Note 5)		$78,372	$77,489	$76,053
Amounts on deposit		3,483	3,382	3,126
Deferred net realized gains		3,762	3,859	3,658
Senior debentures (Note 7)		3,463	2,492	1,896
Other liabilities		6,649	6,592	6,297

Total general fund liabilities		95,729	93,814	91,030
Subordinated debt		1,447	1,456	1,455
Non-controlling interests in subsidiaries		61	50	31
Total equity		16,179	15,546	15,301

Total general fund liabilities and equity		$113,416	$110,866	$107,817

Segregated funds contract liabilities		$64,204	$60,984	$59,257

Exchange rate at balance sheet date:
	U.S. Dollars	1.12	1.17	1.16
	U.K. Pounds	2.09	2.00	2.05
The attached notes form part of these interim consolidated financial statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

Krystyna T. Hoeg
Director
Sun Life Financial Inc. ▪ sunlife.com     11

Interim Consolidated Financial Statements
Consolidated Statements of Equity

	For the nine months ended
	Participating		September 30	September 30
(unaudited, in millions of Canadian dollars)	Policyholders	Shareholders	2006	2005

Preferred Shares
Balance, beginning of period	$—	$712	$712	$—
Preferred shares issued (Note 7)	—	250	250	725
Issuance costs, net of taxes (Note 7)	—	(5)	(5)	(12)

Balance, end of period	—	957	957	713

Common Shares
Balance, beginning of period	—	7,173	7,173	7,238
Stock options exercised	—	48	48	73
Common shares purchased for cancellation (Note 2)	—	(140)	(140)	(142)

Balance, end of period	—	7,081	7,081	7,169

Contributed Surplus
Balance, beginning of period	—	66	66	70
Stock-based compensation	—	13	13	22
Stock options exercised	—	(8)	(8)	(15)

Balance, end of period	—	71	71	77

Retained Earnings
Balance, beginning of period	94	9,001	9,095	8,204
Net income	4	1,578	1,582	1,386
Dividends on common shares	—	(491)	(491)	(432)
Dividends on preferred shares	—	(34)	(34)	(15)
Common shares purchased for cancellation (Note 2)	—	(348)	(348)	(322)

Balance, end of period	98	9,706	9,804	8,821

Currency Translation Account
Balance, beginning of period	(9)	(1,491)	(1,500)	(1,097)
Net adjustment for foreign exchange gain	—	—	—	(17)
Changes for the period	(3)	(231)	(234)	(365)

Balance, end of period	(12)	(1,722)	(1,734)	(1,479)

Total equity	$86	$16,093	$16,179	$15,301

The attached notes form part of these interim consolidated financial statements.
12     Sun Life Financial Inc. ▪ Third Quarter 2006

Interim Consolidated Financial Statements
Condensed Consolidated Statements of Cash Flows

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2006	2005	2006	2005

Cash Flows Provided by (Used in) Operating Activities
Total net income	$554	$439	$1,582	$1,386
New mutual fund business acquisition costs capitalized	(11)	(17)	(43)	(69)
Redemption fees of mutual funds	9	7	25	31
Items not affecting cash	1,395	(412)	1,921	497

Net cash provided by operating activities	1,947	17	3,485	1,845

Cash Flows Provided by (Used in) Financing Activities
Debentures and borrowed funds (Note 7)	312	(23)	1,023	(58)
Issuance of preferred shares (Note 7)	—	325	250	725
Payments to underwriters (Note 7)	—	(10)	(8)	(19)
Issuance of common shares on exercise of stock options	6	22	40	58
Common shares purchased for cancellation (Note 2)	(91)	(85)	(488)	(464)
Dividends paid on common shares	(161)	(149)	(462)	(432)
Dividends paid on preferred shares	(12)	(8)	(43)	(15)

Net cash provided by (used in) financing activities	54	72	312	(205)

Cash Flows Provided by (Used in) Investing Activities
Sales, maturities and repayments of bonds, mortgages, stocks and real estate	7,314	7,128	24,385	23,959
Purchases of bonds, mortgages, stocks and real estate	(9,027)	(7,077)	(28,364)	(25,085)
Policy loans	(21)	(15)	(58)	(49)
Short-term securities	260	(845)	1,692	(496)
Other investments	(14)	(18)	2	2
Disposal	—	130	—	130
Redemption of preferred shares of subsidiary	—	—	—	(150)

Net cash used in investing activities	(1,488)	(697)	(2,343)	(1,689)

Changes due to fluctuations in exchange rates	9	(163)	(91)	(130)

Increase (decrease) in cash and cash equivalents	522	(771)	1,363	(179)
Cash and cash equivalents, beginning of period	3,581	4,340	2,740	3,748

Cash and cash equivalents, end of period	4,103	3,569	4,103	3,569
Short-term securities, end of period	694	2,702	694	2,702

Cash, cash equivalents and short-term securities, end of period	$4,797	$6,271	$4,797	$6,271

Supplementary Information
Cash and cash equivalents:
Cash			$453	$846
Cash equivalents			3,650	2,723

			$4,103	$3,569

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$4	$5	$152	$139

Income taxes, net of refunds	$54	$68	$412	$244

The attached notes form part of these interim consolidated financial statements.
Sun Life Financial Inc. ▪ sunlife.com     13

Interim Consolidated Financial Statements
Consolidated Statements of Changes in Segregated Funds Net Assets

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
(unaudited, in millions of Canadian dollars)	2006	2005	2006	2005

Additions to Segregated Funds
Deposits:
Annuities	$1,568	$1,417	$5,291	$5,266
Life insurance	510	89	1,029	326

	2,078	1,506	6,320	5,592
Net transfers from general funds	147	176	626	454
Net realized and unrealized gains	1,879	2,309	2,457	3,473
Other investment income	352	268	1,100	946

	4,456	4,259	10,503	10,465

Deductions from Segregated Funds
Payments to policyholders and their beneficiaries	1,899	1,735	5,876	5,423
Management fees	181	165	541	503
Taxes and other expenses	33	54	96	124
Effect of changes in currency exchange rates	(120)	2,023	770	1,722

	1,993	3,977	7,283	7,772

Net additions to segregated funds for the period	2,463	282	3,220	2,693
Segregated funds net assets, beginning of period	61,741	58,975	60,984	56,564

Segregated funds net assets, end of period	$64,204	$59,257	$64,204	$59,257

Consolidated Statements of Segregated Funds Net Assets

	As at
	September 30	December 31	September 30
(unaudited, in millions of Canadian dollars)	2006	2005	2005

Assets
Segregated and mutual fund units	$51,011	$48,358	$45,875
Stocks	7,768	7,262	7,439
Bonds	5,399	5,208	5,607
Cash, cash equivalents and short-term securities	750	945	1,172
Real estate	219	168	152
Mortgages	45	49	49
Other assets	1,141	1,289	971

	66,333	63,279	61,265

Liabilities	2,129	2,295	2,008

Net assets attributable to segregated funds policyholders	$64,204	$60,984	$59,257

The attached notes form part of these interim consolidated financial statements.
14     Sun Life Financial Inc. ▪ Third Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements
(unaudited, in millions of Canadian dollars, except for per share amounts and where otherwise stated)
1. Basis of Presentation
Sun Life Financial Inc. together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Financial Corp., are collectively referred to as “Sun Life Financial” or “the Company”. On January 4, 2005, Sun Life Assurance completed a reorganization under which most of its asset management businesses in Canada and the U.S. were transferred to Sun Life Financial Corp. The Company prepares its interim consolidated financial statements according to Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these interim financial statements are the same as those applied in the 2005 annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements, as they do not include all information and notes required by GAAP for annual consolidated financial statements.
2. Normal Course Issuer Bid and Cancellation of Common Shares
On January 10, 2006, the Company announced the renewal of its normal course issuer bid to purchase, for cancellation, through the Toronto Stock Exchange (TSX) up to 29 million common shares, representing approximately 5% of the common shares issued and outstanding at that time. This normal course issuer bid covers the period from January 12, 2006, to January 11, 2007. Purchases will be executed on the TSX at the prevailing market price in amounts and times determined by the Company. The Company will make no purchases of common shares other than open-market purchases. In 2005, the Company announced a similar normal course issuer bid that covered the period from January 12, 2005, to January 11, 2006. In the first three quarters of 2006, the Company purchased under these plans approximately 11 million of its common shares at an average price of $46.21 per share for a total amount of $488. Approximately two million common shares were purchased during the current quarter at an average price of $44.70 per share for a total amount of $91. As at September 30, 2006, an additional $7 were purchased, but not settled or cancelled.
3. Earnings Per Share
Details of the calculation of the net income and the weighted average number of shares used in the earnings per share computations are as follows:

For the three months ended			For the nine months ended
September 30		September 30	September 30	September 30
	2006	2005	2006	2005

Common shareholders’ net income	$541	$430	$1,544	$1,365
Less: Effect of stock options of subsidiaries(1)	3	1	7	4

Common shareholders’ net income on a diluted basis	$538	$429	$1,537	$1,361

Weighted average number of shares outstanding for basic earnings per share (in millions)	574	584	578	588
Add: Adjustments relating to the dilutive impact of stock options(1)	3	4	3	3

Weighted average number of shares outstanding on a diluted basis (in millions)	577	588	581	591

(1)	The effect of stock options is calculated based on the treasury stock method requirements which assume that unrecognized compensation, as well as any proceeds from the exercise of the options, would be used to purchase common shares at the average market prices during the period.
4. Segmented Information
The Company has five reportable segments: SLF Canada, SLF United States, MFS Investment Management (MFS), SLF Asia, and Corporate. These reportable segments reflect the Company’s management structure and internal financial reporting. Each of these segments operates in the financial services industry and has its own management. They derive their revenues principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Sun Life Financial Inc. ▪ sunlife.com     15

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
Corporate includes the Company’s reinsurance operations, both ongoing and run-off, its United Kingdom operations, and those other operations for which management responsibility resides in head office. Total net income in this category is shown net of certain expenses borne centrally.
Inter-segment transactions consist primarily of internal financing agreements. They are measured at market values prevailing when the arrangements were negotiated. Inter-segment revenue for the three and nine months ended September 30, 2006, consists of interest of $72 and $210, respectively ($67 and $180, respectively, in 2005) and fee income of $13 and $40, respectively ($10 and $33, respectively, in 2005).
The results of the segments’ operations are discussed in the Management’s Discussion and Analysis.

Results by segment for the three months ended September 30, 2006
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,335	$3,143	$395	$240	$576	$(85)	$6,604
Total net income	$242	$135	$58	$13	$106	$—	$554

Results by segment for the three months ended September 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$2,120	$2,443	$412	$152	$454	$(77)	$5,504
Total net income	$229	$133	$46	$10	$21	$—	$439

Results and assets by segment for the nine months ended September 30, 2006
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$6,813	$8,073	$1,218	$725	$1,571	$(250)	$18,150
Total net income	$743	$350	$163	$68	$258	$—	$1,582

Assets
General fund assets	$51,901	$42,754	$878	$4,953	$14,773	$(1,843)	$113,416
Segregated funds net assets	$30,803	$25,127	$—	$967	$7,307	$—	$64,204

Results and assets by segment for the nine months ended September 30, 2005
		United States				Consolidation
	Canada	Sun Life	MFS	Asia	Corporate	Adjustments	Total

Revenue	$6,370	$7,167	$1,232	$502	$1,522	$(213)	$16,580
Total net income	$715	$346	$134	$35	$156	$—	$1,386

Assets
General fund assets	$51,108	$40,343	$819	$2,393	$15,072	$(1,918)	$107,817
Segregated funds net assets	$27,740	$24,412	$—	$159	$6,946	$—	$59,257

16     Sun Life Financial Inc. ▪ Third Quarter 2006

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
5. Changes in Actuarial Liabilities
Changes in actuarial liabilities for the three and nine months ended September 30, 2006, and September 30, 2005, are as follows:

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2006	2005	2006	2005

Actuarial liabilities, beginning of period	$75,250	$75,479	$75,777	$74,258

Change in liabilities on in-force business	(507)	(923)	(2,033)	(2,710)
Liabilities arising from new policies	1,784	1,076	4,066	3,576
Significant changes in assumptions and methodology (1):
Gross increases	—	167	—	167
Gross decreases	—	(169)	—	(169)

Increase in actuarial liabilities	1,277	151	2,033	864

Actuarial liabilities before the following:	76,527	75,630	77,810	75,122
Change due to termination of reinsurance agreement (2)	—	1,223	—	1,223
Effect of changes in currency exchange rates	157	(2,547)	(1,126)	(2,039)

Actuarial liabilities, September 30	76,684	74,306	76,684	74,306
Add: Other policy liabilities	1,688	1,747	1,688	1,747

Actuarial liabilities and other policy liabilities, September 30	$78,372	$76,053	$78,372	$76,053

(1)	The increase in reserves arises from lapse and morbidity assumption changes in the Reinsurance Business Unit. The decreases arise mainly from mortality assumption changes in the Reinsurance Business Unit.

(2)	Reserve increase due to the termination of a reinsurance treaty on Canada Group Benefits business, and the resulting recapture of the business. An associated decrease in other liabilities was also recorded to reflect this recapture.
6. Pension Plans and Other Post-Retirement Benefits

	For the three months ended		For the nine months ended
	September 30	September 30	September 30	September 30
	2006	2005	2006	2005

Pension benefit cost	$8	$3	$23	$10
Other post-retirement benefit cost	$7	$6	$20	$18

7. Significant Capital Transactions
On July 11, 2006, Sun Life Financial Inc. issued $300 principal amount of Series C Senior Unsecured 5% Fixed/Floating Debentures due 2031. These debentures bear interest at a fixed rate of 5% per annum payable semi-annually until July 11, 2011, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on July 11, 2031. Sun Life Financial Inc. may redeem the debentures on or after July 11, 2011 at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.
On March 13, 2006, Sun Life Financial Inc. issued $700 principal amount of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due 2036. These debentures bear interest at a fixed rate of 4.95% per annum payable semi-annually until June 1, 2016, and at a variable rate equal to the Canadian dollar offered rate for three month bankers’ acceptances plus 1% thereafter until maturity on June 1, 2036. Sun Life Financial Inc. may redeem the debentures on or after June 1, 2016, at 100% of the principal amount. The debentures are direct senior unsecured obligations of the Company and rank equally with all other unsecured and unsubordinated indebtedness of Sun Life Financial Inc. The proceeds of this offering were used for general corporate purposes, including investments in subsidiaries.
On January 13, 2006, Sun Life Financial Inc. issued $250 Class A Non-Cumulative Preferred Shares, Series 3, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Underwriting commissions of $5 (net of taxes of $3) were deducted from preferred shares in the interim consolidated statements of equity. Subject to regulatory approval, on or after March 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
Sun Life Financial Inc. ▪ sunlife.com     17

Condensed Notes to the Interim Consolidated Financial Statements (unaudited)
SUBSEQUENT EVENT
On October 10, 2006, Sun Life Financial Inc. issued $300 Class A Non-Cumulative Preferred Shares, Series 4, at $25 per share. Holders are entitled to receive non-cumulative quarterly dividends of $0.278 per share, yielding 4.45% annually. Subject to regulatory approval, on or after December 31, 2011, Sun Life Financial Inc. may redeem these shares in whole or in part at a declining premium.
8. Commitments, Guarantees and Contingencies
LEGAL AND REGULATORY PROCEEDINGS
As previously disclosed, Sun Life Financial Inc. and MFS have been named as defendants in multiple lawsuits in U.S. courts relating to the matters that led to settlements between MFS and U.S. regulators in 2004, and it is not possible to predict the outcome of these actions at this time. In addition, Sun Life Financial Inc. and its subsidiaries are involved in regulatory proceedings and are engaged in legal actions in the ordinary course of business, which are not expected to have a material adverse effect, individually or in the aggregate, on the consolidated financial position or results of operations of the Company. Additional information concerning these matters is provided in Sun Life Financial Inc.’s annual consolidated financial statements, annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2005, which are available at www.sedar.com and at www.sec.gov.
PROVISIONS IN THE UNITED KINGDOM
The Company’s United Kingdom operations continue to be subject to regulatory overview in the United Kingdom, including the handling of complaints about mortgage endowment policies. Endowment policies were sometimes sold to provide customers with a method of repaying mortgage debt at the end of a mortgage term. The Company has regularly engaged in discussions with United Kingdom regulators with respect to these policies, certain pension policies, and other matters.
The Company has provisions for future costs and expenses relating to all reviews of past mortgage endowment and pension business sold in the United Kingdom, as components of both actuarial liabilities and other liabilities. At September 30, 2006, the combined provision was $45 ($59 in 2005).
9. Variable Interest Entities
The Company has a greater than 20% involvement in a number of variable interest entities (VIEs) including being a creditor in trusts, limited partnerships, limited liability companies and special purpose entities. These VIEs were used to finance commercial mortgages, franchise receivables, auto receivables, retail stores, equipment and to make private debt and equity investments. The Company’s maximum exposure to loss related to all of these investments is $302, which is the carrying amount of these assets.
10. Income Taxes
In the second quarter of 2006, the Canadian federal government and certain provinces reduced corporate tax rates. This reduction impacted both the business attributable to participating policyholders and shareholders. For the participating policyholders, it increased the change in actuarial liabilities and reduced income taxes expense by $58; for the shareholders, it reduced the change in actuarial liabilities by $19 and increased income taxes expense by $3, in the second quarter of 2006. The effective tax rate was further reduced in 2006 due to the resolution of certain outstanding tax issues that occurred during the second quarter and due to increased earnings from lower tax jurisdictions.
11. Comparative Figures
Certain comparative figures have been restated to conform with the presentation adopted in 2006.
18      Sun Life Financial Inc. ▪ Third Quarter 2006